UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2022

Commission File Number: 001-39446

CureVac N.V.

(Exact Name of Registrant as Specified in Its Charter)

Friedrich-Miescher-Strasse 15, 72076

Tübingen, Germany

+49 7071 9883 0

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

On January 13, 2022, dievini Hopp BioTech holding GmbH & Co. KG, or dievini, Kreditanstalt für Wiederaufbau, or KfW, Mr. Dietmar Hopp, and DH-LT Investments GmbH amended the shareholders’ agreement, or the KfW dievini Shareholders’ Agreement, which KfW, dievini and Mr. Dietmar Hopp entered into on June 16, 2020, and, subsequently was amended to include DH-LT Investments GmbH, and is filed here as Exhibit 99.1.

The information included in this Form 6-K (including Exhibits 99.1) is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-259613).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CUREVAC N.V.

By:	/s/ Franz-Werner Haas, LLD, LLM
Chief Executive Officer

Date: January 13, 2022

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Second Amendment to the Shareholders’ Agreement among Kreditanstalt für Wiederaufbau, Dievini Hopp BioTechholding GmbH & Co KG and Mr Dietmar Hopp, dated January 13, 2022.